SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nanosphere, Inc.

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63009F105

(CUSIP Number)

Brookside Capital Partners Fund, L.P.

John Hancock Tower, 200 Clarendon St.

Boston, Massachusetts 02116

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 63009F105	13D/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,580,180 shares of Common Stock
	8.	SHARED VOTING POWER 0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 3,580,180 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,180 shares of Common Stock (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14.	TYPE OF REPORTING PERSON PN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 16, 2007 (together with Amendment No. 1, this “Statement”) relating to shares of Common Stock, $0.01 par value per share (the “Common Stock”) of Nanosphere, Inc., a Delaware corporation (the “Issuer”). Items 2 and 5 are hereby amended and restated as set forth below.

Item 2.	Identity and Background

(a)	This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors.

(b)	The principal business address of each of the Brookside Fund, Brookside Investors, and Brookside Management is c/o Brookside Capital, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

(c)	The principal business of the Brookside Fund is that of an investment partnership.

(d)	None of the Brookside Fund, Brookside Investors, or Brookside Management, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Brookside Fund, Brookside Investors, or Brookside Management, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Brookside Fund, Brookside Investors and Brookside Management was organized under the laws of the State of Delaware.

Item 5.	Interest in Securities of the Company

(a) – (c) The information contained on the cover pages to this Amendment No. 1 is hereby incorporated herein by reference. The Brookside Fund beneficially owns and has sole power to vote and sole power of disposition over 3,580,180 shares of Common Stock of the Issuer, which, based on representations made in the Issuer’s Form 10-K for the quarterly period ended December 31, 2011, represents approximately 8.1% of the Issuer’s outstanding shares of Common Stock.

Brookside Investors, as the sole general partner of the Brookside Fund, may be deemed to share voting and dispositive power with respect to the shares of the Issuer’s Common Stock held by the Brookside Fund. The filing of this Statement shall not be construed as an admission that Brookside Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Brookside Fund.

Brookside Management as the sole general partner of Brookside Investors, may be deemed to share voting and dispositive power with respect to the shares of the Issuer’s Common Stock held by the Brookside Fund. The filing of this Statement shall not be construed as an admission that Brookside Management is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Brookside Fund.

In open market transactions occurring on July 28, 2011 and July 29, 2011, the reporting persons sold 862,457 shares of the Issuer’s common stock at a price of $2.131 and 30,400 shares of the Issuer’s common stock at a price of $2.084, respectively. The reporting persons did not effect any transactions in the company’s stock in the 60 days prior to the date of the event requiring this Amendment No. 1 or in the 60 days prior to the date of the filing of this Amendment No. 1.

(d)	Except as otherwise described in Item 5, no one other than the Brookside Fund has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Brookside Fund as described in Item 5.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 6, 2012

BROOKSIDE CAPITAL PARTNERS FUND, L.P. By: Brookside Capital Investors, L.P., its general partner By: Brookside Capital Management, LLC, its general partner

By:	/s/ William E. Pappendick, IV
Name:	William E. Pappendick, IV
Title:	Managing Director